UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Mailman, Allen J.
   Journal Register Company
   State Street Square
   50 West State Street
   Trenton, New Jersey  08608
2. Issuer Name and Ticker or Trading Symbol
   Journal Register Company
   ("JRC")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Technology
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, $.01 par value |      |    |                  |   |           |46,148(1)          |D     |                           |
per share                    |      |    |                  |   |           |                   |      |                           |
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Common Stock, $.01 par value |      |    |                  |   |           |1,800              |I     |by spouse(2)               |
per share                    |      |    |                  |   |           |                   |      |                           |
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Common Stock, $.01 par value |      |    |                  |   |           |400                |D     |                           |
per share                    |      |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Time-based options (righ|$14.00  |     |    |           |   |(3)  |05/20|Common Stock|28,255 |       |28,255      |D  |            |
t to buy)               |        |     |    |           |   |     |/07  |            |       |       |            |   |            |
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Time-based options (righ|$21.00  |     |    |           |   |(3)  |05/20|Common Stock|28,255 |       |28,255      |D  |            |
t to buy)               |        |     |    |           |   |     |/07  |            |       |       |            |   |            |
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Time-based options (righ|$22.50  |     |    |           |   |(4)  |05/01|Common Stock|25,000 |       |25,000      |D  |            |
t to buy)               |        |     |    |           |   |     |/08  |            |       |       |            |   |            |
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Time-based options (righ|$14.72  |     |    |           |   |(5)  |05/03|Common Stock|25,000 |       |25,000      |D  |            |
t to buy)               |        |     |    |           |   |     |/09  |            |       |       |            |   |            |
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Time-based options (righ|$14.62  |05/01|A   |25,000     |A  |(6)  |05/01|Common Stock|25,000 |       |25,000      |D  |            |
t to buy)               |        |/00  |    |           |   |     |/10  |            |       |       |            |   |            |
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
Explanation of Responses:
(1)   Awarded pursuant to the Company's Management Bonus
Plan.
(2) These shares were purchased by Grace Mailman,  the reporting  person's wife,
and the reporting person disclaims beneficial ownership of such shares except to
the extent of any indirect pecuniary  interest therein.
 (3) Options to purchase shares of Common Stock vested and became exercisable
 as to 20% of such options on May 20 of each of 1998, 1999 and 2000 and the remainder will  vest  and  become exercisable  on each  successive  anniversary  to the extent
of 20% of the total number of options
granted.
(4) Options to purchase shares of Common Stock vested and became  exercisable on
May 1 of each of 1999 and 2000 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the
extent of 20% of the total number of options
granted.
(5) Options to purchase shares of Common Stock vested and became  exercisable on
May 3, 2000 to the extent of 20% of the total number of options  granted and the
remainder will vest and become exercisable on each successive anniversary to the
extent of 20% of the total number of options
granted.
(6) Options to purchase shares of Common Stock will vest and become exercisable
on May 1, 2001 to the extent of 20% of the total  number of options  granted
and
the remainder will vest and become exercisable on each successive anniversary to
the extent of 20% of the total number of options
granted.
SIGNATURE OF REPORTING PERSON
/s/ Allen J. Mailman
DATE
February 14, 2001